 Exhibit (a)(1)(E)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Resonant Inc.
at
$4.50 Net Per Share
Pursuant to the Offer to Purchase dated February 28, 2022
by
PJ Cosmos Acquisition Company, Inc.
a wholly owned subsidiary of
Murata Electronics North America, Inc.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 PM, EASTERN TIME, ON MARCH 25, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.
February 28, 2022
To Our Clients:
Enclosed for your consideration are the Offer to Purchase dated February 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) in connection with the offer by PJ Cosmos Acquisition Company, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Murata Electronics North America, Inc. (“Parent”), a Texas corporation and an indirect subsidiary of Murata Manufacturing Co., Ltd., a Japanese company, to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Resonant Inc. (“RESN”), a Delaware corporation, for $4.50 per Share, net to you in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal. Also enclosed is the Solicitation/Recommendation Statement on Schedule 14D-9 filed by RESN with the Securities and Exchange Commission in connection with the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”).
We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.
We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.
Your attention is directed to the following:
1.   The price to be paid in the Offer is $4.50 per Share, net to you in cash, without interest and less any applicable withholding taxes.
2.   The Offer is being made for all outstanding Shares.
3.   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 14, 2022 (the “Merger Agreement”), by and among Parent, Purchaser and RESN. The Merger Agreement provides, among other things, that after consummation of the Offer, Purchaser will merge with and into RESN (the “Merger”) in accordance with Section 251(h) of the General

Corporation Law of the State of Delaware, as amended (the “DGCL”), with RESN continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than any Shares held by Parent, Purchaser, RESN or any of Parent’s or RESN’s wholly owned subsidiaries and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be automatically converted into the right to receive the price per Share paid in the Offer, net to the holder in cash, without interest and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.
4.   The board of directors of RESN has unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, RESN and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated hereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected as soon as practicable following the time of acceptance for payment of all Shares that are validly tendered in the Offer (the “Offer Acceptance Time”) without a vote of RESN’s stockholders pursuant to Section 251(h) of the DGCL; and (iv) subject to the terms of the Merger Agreement, resolved and agreed to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.
5.   The Offer and withdrawal rights expire at one minute following 11:59 PM Eastern Time, on March 25, 2022, unless the Offer is extended by Purchaser (as may be extended pursuant to the terms of the Merger Agreement, the “Expiration Date”).
6.   The Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of Shares that, together with the Shares then owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6)(f) of the DGCL), would represent a majority of the total number of Shares that are outstanding as of immediately prior to the Offer Acceptance Time; and (ii) any applicable waiting period with respect to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to the other conditions described in the Offer to Purchase.
7.   Any and all stock transfer taxes applicable to the sale of Shares pursuant to the Offer will be paid by you, except as otherwise set forth in Instruction 6 of the Letter of Transmittal.
8.   If you do not complete and sign the Internal Revenue Service Form W-9 that is included in the Letter of Transmittal (or other applicable form, such as the applicable Internal Revenue Service Form W-8), you also may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Instruction 8 of the Letter of Transmittal. If you wish to have us tender any or all Shares held for your account, please complete, sign, detach and return to us the instruction form below. An envelope in which you can return your instructions to us is enclosed. If you authorize tender of any or all Shares held for your account, all such Shares will be tendered unless otherwise specified on the instruction form. Your instructions should be forwarded to us in sufficient time to permit us to submit a tender on your behalf prior to the Expiration Date.
In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by Computershare Trust Company, N.A. (the “Depositary & Paying Agent”) of (i) certificates representing such Shares (except in the case of Shares held in a book-entry/direct registration account maintained by RESN’s transfer agent) or confirmation of book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase) (a “Book-Entry Confirmation”), (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary & Paying Agent. Under no circumstances will interest be paid on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.